Post Office Box 1227 Mount Airy, North Carolina 27030 Telephone: (336) 783-3900 Fax: (336) 789-3687 Email: surreybank@surreybank.com

August 30, 2005

John Spitz

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Spitz:

Thank you for your comments with respect to your review of our SEC filings. This letter is in response to your comment letter to Surrey Bancorp, dated August 23, 2005.

Form 10-KSB filed on March 24, 2005;

Exhibit 13.1;

Consolidated Statements of Income, page 4:

Comment 1: Explain how “fees on mortgage loans delivered to correspondents” increased to 298,000 as of December 31, 2004.

Response: Surrey Bank & Trust, the “Bank” (wholly owned subsidiary of Surrey Bancorp) ceased originating mortgage loans for its mortgage seller/servicing operation in late 2003. These loans were originated in the Bank’s name and sold in the secondary market to Freddie Mac. The Bank made money on the sale of the loans and retained servicing. Conversely, in 2004 the majority of our mortgage loans were originated on behalf of a correspondent bank and we simply received a fee for that origination. We did some of this type transaction in 2003 but not to the extent that were processed in 2004. The increase in this account of $223,972 ($298,000 from $74,618) is a result of the reduction in the “Net gain on sale of mortgage loans” (from $411,289 to zero). These two accounts basically represent two different methods we used to originate mortgage loans for our customers. The Bank originated more in its name in 2003 and more in the name of correspondents in 2004.

Note 1. Organization and Summary of Significant Accounting Policies

Servicing, page 12:

Comment 2: Reason for not capitalizing mortgage servicing rights and conclusions as to their complexity and immateriality.

Response: Based on our observations at the time of our entering the seller/servicing market, we concluded that the amount of underlying serviced assets (loans) would have to grow considerably before any value could be assigned to servicing rights. Personnel cost, handling and reporting to Freddie Mac proved to be quite costly. In the middle of 2003, due to the increase in servicing volume, we began to study the servicing rights issue and the possibility of setting up servicing assets and the calculations and information needed to determine their value. In late 2003, we exited the servicing business due to inadequate expertise and the burden the refinancing crunch had put on Bank resources. At the end of 2003, although no detailed calculations were performed we concluded, with the impending sale, that the servicing rights would be immaterial to the financial statements. Therefore we never capitalized servicing assets, as such no amortization or adjustments for impairment were ever made.

Please see Exhibit I that estimates what the value of the servicing rights would have been at December 31, 2003 based on the 2004 sale premium, and comparisons of that value to total assets and equity. Based on these calculations we feel the servicing rights were properly considered and were immaterial therefore the provisions of SFAS 140 need not apply. The sale was not consummated until April of 2004 and the premium we received for the rights was not established until late in the first quarter of 2004. At our peak, the Bank was servicing approximately 480 mortgage loans with an unpaid principal balance of approximately $45,000,000.

The gain recorded in “gain and fees on sale of mortgage servicing rights” has two components. One is the actual amount we were paid for our servicing portfolio, which was $254,203. The other component of the gain was the result of an error in properly recording FASB 91 fees into income when the loans were originally sold to Freddie Mac. Some background on how this occurred is needed.

The Bank began selling mortgage loans in the secondary market in 2000. However, the sales and servicing of mortgage loans did not expand rapidly until 2002. The Bank recorded the loans on its core processing system upon origination and when sold, established an offsetting loan participation in the amount of the loan with Freddie Mac. When the loans were originated, before they were sold to Freddie Mac, they were set up on our system like any in house mortgage loan. The origination fee was set up on the system to amortize over the life of the loan in accordance with FASB 91. However, due to an oversight, these fees were not taken into income upon the sale of the mortgage loan in the secondary market. As a result, when the servicing was sold in 2004, all the base loans with their participations were removed from our system and unearned FASB 91 fees amounting to $247,407 were recognized as income the income statement. The total of these fees and the amount paid for the servicing rights was recorded in the 2004 income statement as “gain and fees from the sale of mortgage servicing rights”. Please find attached Exhibit II showing the income effects on the applicable years of this error in recording FASB 91 fees. Based on our analysis and consultations, we determined that this error was immaterial to the financial statements taken as a whole. Our reasoning concluded that as of December 31, 2004 any restatement would not change equity at all and the effect on net income in 2004 was determined not to adversely affect the reader of the financials statements opinion on the results of operations since this was a non-recurring transaction.

The entries made to the financial statements to record these transactions were as follows:

	Debit	Credit
FASB 91 Deferred Fees	247,407
Receivable from sale of servicing rights	254,203
Fees and gain on the sale of servicing rights		501,610

The full amount of the receivable was subsequently received from the party that purchased the servicing.

Independent Auditor’s Report – page 36:

Comment 3: Amend filing due to auditors opinion missing signature block and file updated consent form with certifications.

Response: This omission was the result of an error in the edgarization process. The aforementioned documents will be filed with 10KSB/A pending the clearing of Comments 1 and 2 above.

As required by your comment letter Surrey Bancorp acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to the disclosures in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

I hope this information adequately addresses the issues you raised. If you are in need of additional information please call Edward C. Ashby, III at 336-783-3901 or Mark H. Towe at 336-783-3911.

Surrey Bancorp

By:	/s/ EDWARD C. ASHBY, III
President and CEO

By:	/s/ MARK H. TOWE
Sr. Vice President and CFO

Attachment

cc. Paul M. Pickett

Exhibit I

Surrey Bancorp

Estimated Value of Mortgage Servicing Rights as of December 31,

			2001	2002	2003	2004
Unpaid principal balance of mortgage loans serviced for others (as reported)			4,869,526	23,180,689	44,982,897	—
Purchase factor of Servicing Rights when sold in 2004 (**)			0.60%	0.60%	0.60%	0.60%

Assumed value of servicing rights			29,217	139,084	269,897	—
Total Assets at December 31,			86,823,891	106,544,532	135,077,005	15,722,940

Total Equity at December 31,			8,099,300	9,164,386	13,073,466	15,045,421

Percentage of Total Assets			0.03%	0.13%	0.20%	0.00%
Percentage of Total Equity			0.36%	1.52%	2.06%	0.00%

** Computation of Sales Factor:
Unpaid principal balance at date of sale	(a	)	42,367,126
Amount paid for servicing rights	(b	)	254,203
Price paid for servicing rights [basis points (b)/(a)]			60

Exhibit II

Surrey Bancorp

Allocation by year of FASB 91 Fees Reported in the Year Ended December 31, 2004

	2001	2002	2003	2004	Total
FASB 91 fees earned by year based on origination date	13,559	97,873	135,960	(247,393)	0.00
Tax rate	40.00%	40.00%	40.00%	40.00%

Tax on FASB 91 fee earned	5,424	39,149	54,384	(98,957)	0.00

Change in net income	8,136	58,724	81,576	(148,436)	0.00
Net income available to common stockholders (as reported)	517,144	1,047,308	1,195,036	1,709,695
Allocation of FASB 91 fee earned (net of tax)	8,136	58,724	81,576	(148,436)	0.00

Adjusted NI available to common stockholders	525,280	1,106,032	1,276,612	1,561,259

Percentage of change in Net Income available to common stockholders (as reported)	1.57%	5.61%	6.83%	-8.68%

Retained Earnings (as reported)	385,185	1,432,493	2,627,529	4,337,224

Cumulative effect on Retained Earnings	2.11%	4.67%	5.65%	0.00%